UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

Amendment No. 1
to
SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

VENTANA MEDICAL SYSTEMS, INC.
(Name of Subject Company)
ROCKET ACQUISITION CORPORATION
ROCHE HOLDING LTD
(Names of Filing Persons — Offeror)
Common Stock, Par Value $0.001 Per Share
(including the associated preferred stock purchase rights)
(Title of Class of Securities)
________________

92276H106
(Cusip Number of Class of Securities)

Beat Kraehenmann
Roche Holding Ltd
Grenzacherstrasse 124
CH-4070 Basel
Switzerland
Telephone: +41-61-688-1111
(Name, Address and Telephone Number of Person Authorized to ReceiveNotices
and Communications on Behalf of Filing Persons)

Copies to:

Christopher Mayer
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,978,902,500	$91,452.31

*
Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of all 33,668,000 shares of common stock of Ventana Medical Systems, Inc. outstanding as of March 31, 2007, all options outstanding as of March 31, 2007 with respect to 6,022,000 shares of common stock of Ventana, and all restricted stock and restricted stock units outstanding as of March 31, 2007 with respect to 28,700 shares of common stock of Ventana. The number of outstanding shares, options, and restricted stock and restricted stock units is contained in Ventana’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0000307.

☑
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$91,452.31	Filing Party:	Roche Holding Ltd
Form or Registration No.:	SC TO-T	Date Filed:	June 27, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Items 1 through 9.

This Amendment No. 1 to Tender Offer Statement on Schedule TO (the “Schedule TO”) amends and supplements the statement originally filed on June 27, 2007 by Roche Holding Ltd, a joint stock company organized under the laws of Switzerland (“Parent”), and Rocket Acquisition Corporation (the “Purchaser”), a Delaware corporation and an indirect wholly owned subsidiary of Parent. This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (together with the associated preferred stock purchase rights, the “Shares”), of Ventana Medical Systems, Inc., a Delaware corporation (the “Company”), at $75.00 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 27, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase, including all schedules thereto, and the related Letter of Transmittal is expressly incorporated herein by reference with respect to all of the items of this Schedule TO, except as otherwise set forth below.

All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Schedule TO.

Item 10.  Financial Statements.

Not applicable.

Item 11.  Additional Information

On June 29, 2007, Roche Holdings, Inc. and the Purchaser filed a Verified Complaint for Declaratory and Injunctive Relief in the Court of Chancery of the State of Delaware against the Company and the members of the board of directors of the Company. The Complaint alleges that the defendant directors have breached their fiduciary duties to the shareholders of the Company in connection with the Offer.  The Complaint seeks declaratory relief that the defendant directors have breached their fiduciary duties and injunctive relief compelling the defendants to redeem the Rights or to render the Rights Agreement inapplicable to the Offer and the Merger and to approve the Offer and Merger for purposes of Section 203 of the Delaware General Corporation Law and enjoining defendants from adopting any measure that has the effect of impeding, thwarting, frustrating, or interfering with the Offer or the Merger. A copy of the Complaint is filed herewith as Exhibit (a)(5)(ii).

On June 29, 2007, the Purchaser filed a Complaint for Declaratory Judgment and Injunctive Relief in the United States District Court for the District of Arizona against the Company and the Attorney General of the State of Arizona alleging that sections 10-2721 through 10-2727 and sections 10-2741 through 10-2743 of the Arizona Revised Statutes are unconstitutional insofar as they purport to regulate certain target corporations (and tender offers for such target corporations), such as the Company, which are incorporated under the laws of states other than the State of Arizona. The Complaint seeks a declaration that these sections of the Arizona Revised Statutes are unconstitutional as applied to corporations incorporated under the laws of states other than the State of Arizona and a preliminary and permanent injunction enjoining the defendants from taking action to apply or enforce these sections of the Arizona Revised Statutes with respect to the Company and/or the Offer. Also on June 29, 2007, the Purchaser filed a Motion for Preliminary Injunction seeking a preliminary injunction precluding the enforcement of these provisions of the Arizona Revised Statutes with respect to the Company and/or the Offer. A copy of the Complaint is filed herewith as Exhibit (a)(5)(iii).

Item 12.  Exhibits.

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase dated June 27, 2007.*
(a)(1)(ii)	Letter of Transmittal.*
(a)(1)(iii)	Notice of Guaranteed Delivery.*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Summary Advertisement dated June 27, 2007.*
(a)(5)(i)	Press Release issued by Roche Holding Ltd, dated June 25, 2007.*
(a)(5)(ii)	Complaint filed in the Court of Chancery of the State of Delaware in and for New Castle County on June 29, 2007.
(a)(5)(iii)	Complaint filed in the United States District Court for the District of Arizona on June 29, 2007.
(b)	Not applicable.
(c)	Not applicable.
(d)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
________________
* Previously filed

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 29, 2007

ROCKET ACQUISITION CORPORATION

By:	/s/ Beat Kraehenmann

	Name:	Beat Kraehenmann
	Title:	Secretary

ROCHE HOLDING LTD

By:	/s/ Bruno Maier

	Name:	Bruno Maier
	Title:	Authorized Signatory

By:	/s/ Beat Kraehenmann

	Name:	Beat Kraehenmann
	Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase dated June 27, 2007*
(a)(1)(ii)	Letter of Transmittal*
(a)(1)(iii)	Notice of Guaranteed Delivery*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
(a)(1)(vii)	Summary Advertisement dated June 27, 2007*
(a)(5)(i)	Press Release issued by Roche Holding Ltd, dated June 25, 2007*
(a)(5)(ii)	Complaint filed in the Court of Chancery of the State of Delaware in and for New Castle County on June 29, 2007
(a)(5)(iii)	Complaint filed in the United States District Court for the District of Arizona on June 29, 2007
(b)	Not applicable
(c)	Not applicable
(d)	Not applicable
(f)	Not applicable
(g)	Not applicable
(h)	Not applicable
________________
* Previously filed